Exhibit 1

Oi S.A.

Publicly-Held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

MATERIAL FACT

Oi S.A. (“Oi”), in compliance with CVM Instruction No. 358/02, publicly informs its shareholders and the market in general that, in a board of directors’ meeting held on April 16, 2012, amendments to the Policies of Divulging Minutes and Material Facts and the Trading of the Companies Shares were approved, in a form that includes a section preventing the possible release of Future-Performance Projections (“Guidance”).

The Policies of Divulging Minutes and Material Facts and the Trading of the Companies Shares reflecting the approved amendments are available to shareholders and the market in general in IPE System of the CVM (www.cvm.gov.br) and the Investor Relations webpage of the Company (www.oi.com.br/ri).

Pursuant to the approved amendments, Oi informs the public, in the form and for the purposes of the provisions of paragraph 4 of article 157 of Law No. 6,404/76 and of CVM Instructions No. 358/02 and No. 480/09, in conformity with the best practices of corporate governance, of the release of the following indicators, based on reasonable premises, which are subject to various factors, many of which are not nor will be under the control of the Company.

Parameters	2012	2015
Revenue Generating Units (RGUs) – Millions	74.9	106.8
Residential RGUs – Millions	19.8	25.7
Personal Mobile RGUs – Millions	45.8	67.8
Business to Business RGUs – Millions	9.3	13.3
Net Revenue – R$ Billions	28.9	38.6
EBITDA – R$ Billions	8.8	12.8
Investments (CAPEX) – R$ Billions	6.0	6.0
Net Debt – R$ Billions	24.9	28.4

The following premises were used in the preparation of the above indicators:

•	foreign exchange: US$ average of 1.78 in 2012 and 1.84 in 2015;

•	Selic: average rate of 10.8% in 2012 and 10% in 2015;

•	GDP: +4% in 2012 and +4.5% in 2015;

•	population: +0.75% a.a;

•	revenue growth in the Telecom Market from 2011 to 2015:

•	Mobile: 10% a.a;

•	Residential: 5% a.a;

•	Business to Business: 7% a.a.

The indicators released herein contain forward-looking statements, which are subject to risks and uncertainties, since they are based on the beliefs and assumptions of management and information currently available to the public. Future results may be substantially different from those expressed by these indicators.

Rio de Janeiro, April 17, 2012.

Alex Waldemar Zornig

Director of Investor Relations